UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 16, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: March 17, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 16, 2011

Exhibit 1

 Elbit Systems and Israel Aerospace Industries Establish Joint Company to Perform
Advanced Training Aircraft Project for the Israeli Air Force

Haifa, Israel, March 16, 2011 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today the signing of a founder's agreement (the "Agreement") with Israel Aerospace Industries Ltd. (“IAI”) to establish a joint company  and a limited partnership (collectively the “Joint Entity”)   to perform a potential project of purchasing and maintenance of advanced training aircraft, as well as additional services (the “Project”), for the Israeli Ministry of Defense (the "MoD").

The Joint Entity established under the Agreement, will be equally owned (subject to required regulatory approvals), and will supply the MoD with the products and services required for the Project's execution. Certain portions of the Project’s work scope will be acquired from IAI and Elbit Systems, respectively, in accordance with a work sharing plan determined by the two sides.

To the best of Elbit Systems' knowledge, the MoD is currently reviewing contractual possibilities with regards to the Project, and in this context has provided to Elbit Systems and IAI a request for information (RFI). It is the intention of the two companies to submit a response to the RFI in the coming days through the Joint Entity.

To the extent that there will be a contract between the Joint Entity and the MoD with regards to the Project, it is expected that its scope will be significant and that it will be performed over a long-term period. In the framework of a contract for the Project, it is also expected that the Joint Entity will seek sources of financing for the establishment of infrastructure and for the operation of the Project, as well as to purchase from aircraft manufacturers and other suppliers the aircraft and additional equipment required for the Project.

It is noted that at the time of this announcement, the Joint Entity and MoD have not yet signed an agreement for the Project and that there is no certainty that an agreement will be signed.

According to the Agreement, the scope of the Project will be divided to the extent possible equally between Elbit Systems and IAI, and if required, balancing arrangements will be established between the two companies.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:	IR Contact:
Joseph Gaspar, Executive VP & CFO Tel: +972-4-8316663 j.gaspar@elbitsystems.com Dalia Rosen, VP, Head of Corporate Communications Tel: +972-4-8316784 dalia.rosen@elbitsystems.com Elbit Systems Ltd.	Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.